DEREK
Oil & Gas Corporation

TSX.V: DRK | OTCBB: DRKOF

1111 West Hastings Street, Suite 1201
Vancouver, BC, Canada, V6E 2J3
Telephone: (604) 331-1757
Facsimile: (604) 669-5193
Toll-Free: 1-888-756-0066
Email: info@derekoilandgas.com
www.derekoilandgas.com

TSX.V-DRK
OTCBB-DRKOF

FOR IMMEDIATE RELEASE

DRILLING OF STEAM INJECTION WELLS AT LAK RANCH HAS COMMENCED

Wednesday, August 31, 2005

Derek Oil & Gas Corporation reported today that the drilling of the first of three vertical steam-injection wells at the LAK Ranch enhanced oil recovery project in NE Wyoming has commenced. These three vertical wells should be completed, connected to steam production and fully operational by the end of the third quarter of 2005.

The completion of these wells will allow continuous steaming of the reservoir located in the Powder River Basin. The Company anticipates an increase in production from continuous steaming and expects to demonstrate the commercial viability of the LAK Ranch property. Once commerciality is demonstrated, the Pilot Phase of LAK Ranch development will end and the First Phase of development will commence.

Derek Oil & Gas Corporation is an exploration and development company that utilizes enhanced oil recovery techniques to develop new production from reservoirs containing significant quantities of oil that were previously uneconomic to recover using conventional means. The Company is publicly traded in Canada on the TSX Venture exchange under the symbol DRK and in the United States of America on the OTC Bulletin Board under the symbol DRKOF.

ON BEHALF OF THE BOARD

Mr. Barry C.J. Ehrl
President & CEO

For further information please contact:
Investor Relations: 1-888-756-0066 or (604) 331-1757
Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Corporate Communications E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements. Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas's LAK Ranch project. In this document, the words "potential", "plan", "could", "estimate", "estimate", "expect", "intend", "may", "should", and similar expressions are intended to be among the statements that identify forward-looking statements. Although Derek believes that their expectations reflected in these forward-looking statements are

reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek's LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.